UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       ----------------------------------

                                 SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      Access Integrated Technologies, Inc.
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                                (Name of Issuer)
               Class A Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    004329108
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                                 (CUSIP Number)

                                 March 24, 2004,
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



1       NAME OF REPORTING PERSON
        Brett E. Marks

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [    ]
                                                                 (b) [    ]
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

  AGGREGATE AMOUNT          5   SOLE VOTING POWER
      OF SHARES                 538,370*
    BENEFICIALLY            6   SHARED VOTING POWER
      OWNED BY                  0
      REPORTING             7   SOLE DISPOSITIVE POWER
       PERSON                   538,370*
                            8   SHARED DISPOSITIVE POWER
                                0
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        538,370*

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |X|

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.4%

12      TYPE OF REPORTING PERSON
        IN

----------------------------
* Excludes 17,764 shares of Class A Common Stock held by Mr. Marks' spouse, as to all of which shares he disclaims beneficial ownership.

ITEM 1.

      (a) Name of Issuer:

                  Access Integrated Technologies, Inc.

      (b) Address of Issuer's Principal Executive Offices:

                  55 Madison Avenue,
                  Suite 300
                  Morristown, NJ 07960

ITEM 2.

      (a) Name of Person Filing:

                  Brett E. Marks

      (b) Address of Principal Business Office:

                  c/o 55 Madison Avenue, Suite 300, Morristown, NJ 07960

      (c)   Citizenship:

                  USA

      (d) Title of Class of Securities:

                  Class A Common Stock, par value $0.001 per share ("Class A Common Stock")

      (e) CUSIP Number:

                  004329108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR
          (c), CHECK THE STATUS OF THE PERSON FILING:

                  Not applicable.

ITEM 4.   OWNERSHIP:

      (a) Amount beneficially owned:

                  538,370* shares of Class A Common Stock.

----------------------------
* Excludes 17,764 shares of Class A Common Stock held by Mr. Marks' spouse, as to all of which shares he disclaims beneficial ownership.

      (b) Percent of class:

                  7.4%

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote:

                  538,370*

            (ii) Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or to direct the disposition of:

                  538,370*

            (iv) Shared power to dispose or to direct the disposition of:

                  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.


----------------------------
* Excludes 17,764 shares of Class A Common Stock held by Mr. Marks' spouse, as to all of which shares he disclaims beneficial ownership.

ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 26, 2004

                                       /s/ Brett E. Marks
                                       ------------------------------
                                       Brett E. Marks



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